# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shattuck Labs, Inc., CIK 0001680367
CUSIP: 82024L103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-256662
Filed by CIK 0001617201

## Reporting persons
- Prosight Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,543,240; sole dispositive power 0; shared dispositive power 6,543,240; aggregate amount beneficially owned 6,543,240 (9.9% of the class)
  Comment: The figures in Items 6, 8, and 9 include (i) 4,325,185 shares of common stock, $0.0001 par value per share ("Common Stock") of Shattuck Labs, Inc. (the "Issuer") owned by the Reporting Persons; and (ii) 2,218,055 shares of Common Stock that may be acquired by the Reporting Persons within 60 days, subject to the Beneficial Ownership Limitation (as defined hereafter), upon the exercise of certain pre-funded warrants and common warrants (the "Warrants") held by the Reporting Persons. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder may not exercise any Warrants, to the extent that after giving effect to such issuance after exercise, the aggregate number of shares of Common Stock then beneficially owned by the Reporting Persons would exceed 9.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation").
  
  The figure in Item 11 is based upon (i) 2,218,055 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 63,279,843 shares of Common Stock outstanding as of October 23, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 6, 2025.
- Prosight Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 600,310; sole dispositive power 0; shared dispositive power 600,310; aggregate amount beneficially owned 600,310 (0.9% of the class)
  Comment: The figures in Items 6, 8, and 9 include (i) 398,022 shares of Common Stock of the Issuer owned by Prosight Fund; and (ii) 202,288 shares of Common Stock that may be acquired by Prosight Fund within 60 days, subject to the Beneficial Ownership Limitation, upon the exercise of the Warrants held by the Prosight Fund.
  
  The figure in Item 11 is based upon (i) 202,288 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 63,279,843 shares of Common Stock outstanding as of October 23, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
- Prosight Plus Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,127,182; sole dispositive power 0; shared dispositive power 3,127,182; aggregate amount beneficially owned 3,127,182 (4.9% of the class)
  Comment: The figures in Items 6, 8, and 9 include (i) 1,192,668 shares of Common Stock of the Issuer owned by Prosight Plus Fund; and (ii) 1,934,514 shares of Common Stock that may be acquired by Prosight Plus Fund within 60 days, subject to the Beneficial Ownership Limitation, upon the exercise of the Warrants held by the Prosight Plus Fund.
  
  The figure in Item 11 is based upon (i) 1,934,514 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 63,279,843 shares of Common Stock outstanding as of October 23, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
- Prosight Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,543,240; sole dispositive power 0; shared dispositive power 6,543,240; aggregate amount beneficially owned 6,543,240 (9.9% of the class)
  Comment: The figures in Items 6, 8, and 9 include (i) 4,325,185 shares of Common Stock of the Issuer owned by the Reporting Persons; and (ii) 2,218,055 shares of Common Stock that may be acquired by the Reporting Persons within 60 days, subject to the Beneficial Ownership Limitation, upon the exercise of the Warrants held by the Reporting Persons.
  
  The figure in Item 11 is based upon (i) 2,218,055 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 63,279,843 shares of Common Stock outstanding as of October 23, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
- W. Lawrence Hawkins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,543,240; sole dispositive power 0; shared dispositive power 6,543,240; aggregate amount beneficially owned 6,543,240 (9.9% of the class)
  Comment: The figures in Items 6, 8, and 9 include (i) 4,325,185 shares of Common Stock of the Issuer owned by the Reporting Persons; and (ii) 2,218,055 shares of Common Stock that may be acquired by the Reporting Persons within 60 days, subject to the Beneficial Ownership Limitation, upon the exercise of the Warrants held by the Reporting Persons.
  
  The figure in Item 11 is based upon (i) 2,218,055 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 63,279,843 shares of Common Stock outstanding as of October 23, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.

## Item 1. Issuer
Name of issuer: Shattuck Labs, Inc.
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200 Austin, TX, 78701

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Prosight Management, LP, a Delaware limited partnership ("Prosight Management"), Prosight Fund, LP, a Delaware limited partnership ("Prosight Fund"), Prosight Plus Fund, LP, a Delaware limited partnership ("Prosight Plus Fund"), Prosight Partners, LLC, a Delaware limited liability company ("Prosight Partners"), and W. Lawrence Hawkins (collectively referred to herein as "Reporting Persons"). Prosight Management is the general partner and investment manager of, and may be deemed to indirectly beneficially own securities owned by, Prosight Fund and Prosight Plus Fund. Prosight Management is a sub-advisor for certain separate managed accounts (collectively, the "Managed Accounts") and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Prosight Partners is the general partner of, and may be deemed to beneficially own, securities beneficially owned by Prosight Management. Mr. Hawkins is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, Prosight Partners. Prosight Fund, Prosight Plus Fund, and the Managed Accounts are the record and direct beneficial owner of the shares of Common Stock of the Issuer covered by this statement. Prosight Fund disclaims beneficial ownership of the shares of Common Stock of the Issuer held by each of the Managed Accounts, and Prosight Plus Fund. Prosight Plus Fund disclaims beneficial ownership of the shares of Common Stock of the Issuer held by each of the Managed Accounts, and Prosight Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Prosight Management, LP, 5956 Sherry Lane, Suite 1365, Dallas, Texas 75225.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on December 29, 2023, by the Reporting Persons with the SEC).

## Signatures
- Prosight Management, LP: Prosight Partners, LLC, General Partner (11/13/2025)
- Prosight Management, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner (11/13/2025)
- Prosight Fund, LP: Prosight Management, LP, General Partner (11/13/2025)
- Prosight Fund, LP: Prosight Partners, LLC, Sole Manager of the General Partner (11/13/2025)
- Prosight Fund, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (11/13/2025)
- Prosight Plus Fund, LP: Prosight Management, LP, General Partner (11/13/2025)
- Prosight Plus Fund, LP: Prosight Partners, LLC, General Partner of the General Partner (11/13/2025)
- Prosight Plus Fund, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (11/13/2025)
- Prosight Partners, LLC: /s/ W. Lawrence Hawkins, Sole Manager (11/13/2025)
- W. Lawrence Hawkins: /s/ W. Lawrence Hawkins, W. Lawrence Hawkins (11/13/2025)